

June 4, 2024

Greg Robertson
Chief Financial Officer
Business First Bancshares, Inc.
500 Laurel Street, Suite 101
Baton Rouge, Louisiana 70801

> **Re: Business First Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38447**

Dear Greg Robertson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Managements Discussion and Analysis of Financial Condition and Results of Operations.
Loan Portfolio, page 53

1.   In your tabular disclosure on page 53, we note that owner and nonowner occupied commercial real estate ("CRE") loans represented 44.4% of your total loan portfolio as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic markets in Louisiana and Texas, industry concentrations (such as office, retail, hotel and multifamily), as well as current weighted average and/or a range of loan-to-value ratios and occupancy rates to enhance an investor's understanding of these loan categories. See Item 303 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or John Nolan at 202-551-3492 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance